EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
September 30, 2015

Income before provision for income taxes and fixed charges (Note A)	$146,449,457

Fixed charges:
Interest on long-term debt	$42,824,022
Interest on short-term debt	297,568
Other interest	1,032,977
Rental expense representative of an interest factor (Note B)	9,677,894

Total fixed charges	$53,832,461

Ratio of earnings to fixed charges	2.72x

NOTE A:

For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:	One-third of rental expense (which approximates the interest factor).